MIND THE TEA

FINANCIAL STATEMENTS (UNAUDITED)
YEARS ENDED
December 31, 2021
AND
December 31, 2020

MIND THE TEA
FINANCIAL STATEMENTS
December 31, 2021 and December 31, 2020

TABLE OF CONTENTS

FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

MIND THE TEA
BALANCE SHEETS

ASSETS		December 31, 2021	December 31, 2020
CURRENT ASSETS			
Cash	$	20,036	144,085
Prepaid Expenses		6,189	21,609
Other current assets		2,810	6,041
TOTAL CURRENT ASSETS		29,035	171,735
PROPERTY AND EQUIPMENT, NET		1,237	1,048
INTANGIBLE ASSETS, NET		348,603	352,796
TOTAL ASSETS	$	378,875	$ 525,579
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES			
Accrued Expenses		14,142	15,501
Advances		88,652	-
Payroll Tax Liabilities		24,922	13,714
TOTAL CURRENT LIABILITIES		127,716	29,215
LONG-TERM LIABILITIES			
Loan Payable		342,196	226,541
Convertible Notes		148,937	
Related Party Liabilities		19,026	6,602
TOTAL LONG-TERM LIABILITIES		510,159	233,143
TOTAL LIABILITIES		637,875	262,358
STOCKHOLDERS' EQUITY			
Common stock			
90,990 issued and outstanding		101,893	101,893
Preferred stock			
12,023 shares issued and outstanding		13,463	13,463
Additional paid-in-capital		713,305	713,305
Accumulated deficit		(1,087,661)	(565,440)
TOTAL STOCKHOLDERS' EQUITY		(259,000)	263,221
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	378,875	$ 525,579

MIND THE TEA
STATEMENT OF OPERATIONS

	December 31, 2021	December 31, 2020
REVENUE		
Sales	29,480	3,228
TOTAL REVENUE	29,480	3,228
GROSS PROFIT	29,480	3,228
OPERATING EXPENSES	(551,810)	(364,045)
OPERATING LOSS	(522,330)	(360,817)
OTHER INCOME		
Interest income	109	1
Subsidiaries and Grants	-	-
TOTAL OTHER INCOME (EXPENSES)	109	1
NET LOSS	$ (522,221)	$ (360,816)

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STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common stock	Preferred stock	Additional Paid-in-Capital	Accumulated deficit	Total
Beginning balance, December 31, 2020	$ 101,893	$ 13,463	$ 713,305	$ (565,440)	$ 263,221
Net loss	-	-	-	(522,221)	(522,221)
Additional Shares Issued	-	-	-	-	-
Ending balance, December 31, 2021	$ 101,893	$ 13,463	$ 713,305	$ (1,087,661)	$ (259,000)

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STATEMENTS OF CASH FLOWS
Year ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(522,221)
Adjustments to reconcile net income to		
net cash from operating activities:		
Depreciation		686
Amortization		99,863
Changes in assets and liabilities:		
(Increase) Decrease in:		
Prepaid Expenses		18,064
Other current assets		3,231
Increase (Decrease) in:		
Accrued Expenses		(1,359)
Current Liabilities		99,860
NET CASH USED IN OPERATING ACTIVITIES		(301,876)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of fixed assets		(918)
Acquisition of intangible assets		(98,271)
NET CASH FROM INVESTING ACTIVITIES		(99,189)
CASH FLOWS FROM FINANCING ACTIVITIES		
Convertible Notes		148,937
Loans Payable		128,079
NET CASH FROM FINANCING ACTIVITIES		277,016
NET DECREASE IN CASH		(124,049)
CASH, BEGINNING OF YEAR		144,085
CASH, END OF YEAR	$	20,036
SUPPLEMENTAL DISCLOSURES FOR CASH FLOWS		
Cash paid for:		
Taxes	$	1,356

SUPPLEMENTARY INFORMATION

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SCHEDULE 1: SCHEDULE OF OPERATING EXPENSES

	December 31, 2021	December 31, 2020
Amortization	$ 99,863	56,595
Bank charges	1,400	709
Business Taxes	1,356	888
Computer and software expenses	32,152	18,612
Depreciation	686	526
Consultants and Freelancers	82,888	47,920
Dues and subscriptions	6,203	228
Insurance	1,133	1,093
Interest Expense	1,708	-
Marketing	34,397	11,639
Office expense	1,506	1,566
Payroll taxes	70,677	53,881
Professional fees	52	-
Rent	14,241	20,303
Salaries expense	187,875	146,482
Travel, meals and entertainment	15,673	3,603
TOTAL OPERATING EXPENSES	$ 551,810	$ 364,045

Mind The Tea
NOTES TO FINANCIAL STATEMENTS
December 31, 2021 and December 31, 2020

NOTE 1 - NATURE OF ORGANIZATION

Mind The Tea (the "Company") was incorporated under the laws of the State of Delaware on September 21,2021. The Company owns the Elo Audio brand and product. Elo Audio is an async audio tool for sharing team content. It is comprised of various digital products, including mobile applications, where one can save articles, pdfs or docs, turn them into audio instantly, and share collaborative playlists with colleagues and teams. It allows individuals and teams to save time by listening and multitasking on the go. The Company is currently headquartered in France.

The Company has a French subsidiary, which was founded in 2016.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting generally accepted in the United States of America ("GAAP"). Revenue is recognized when earned and expenses are recognized when incurred.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation has been provided for based on estimated useful lives of the respective assets utilizing the straight-line method averaging 5 to 7 years. Repairs and maintenance are expensed as incurred.

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that the facts and circumstances indicate that the cost of long-lived assets may be impaired, an evaluation of recoverability would be performed.

Fiscal Year

The company operated on a 52-week fiscal year ending on December 31.

Advertising

The Company charges the cost of advertising to expense as incurred. The Company does not have direct-response advertising. Advertising expense for the year ended December 31, 2021 and December 31, 2020 was $34,397 and $11,639, respectively.

Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less in domestic financial institutions. For the fiscal years ended December 31, 2021 and December 31, 2020, the Company's cash positions include its operating bank account.

Mind The Tea
NOTES TO FINANCIAL STATEMENTS
December 31, 2021 and December 31, 2020

NOTE 4 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events for disclosure and/or recognition in the financial statements through March 16, 2022, the date that the financial statements were available to be issued. Management has determined that there were no subsequent events or transactions which would require recognition or disclosure in the financial statements, other than noted herein.